Exhibit 3.2

WELLS FARGO REAL ESTATE INVESTMENT CORPORATION

CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS

OF

•%CUMULATIVE PERPETUAL SERIES A PREFERRED STOCK

Wells Fargo Real Estate Investment Corporation, a corporation organized under the laws of the State of Delaware (the “Corporation”), pursuant to Section 151 of the Delaware General Corporation Law,

DOES HEREBY CERTIFY:

That the following resolutions were duly adopted by the Board of Directors of the Corporation (the “Board of Directors”) at a meeting duly convened and held on November 14, 2014 and by the Pricing Committee (the “Committee”) of the Board of Directors by unanimous written consent filed with the minutes of the proceedings of the Board of Directors on or before                 ,             pursuant to authority conferred upon the Board of Directors by the provisions of the Amended and Restated Certificate of Incorporation of the Corporation authorized to issue up to 100,001,000 shares of preferred stock, par value $0.01 per share, and pursuant to authority conferred upon the Committee in accordance with Section 141(c) of the General Corporation Law of the State of Delaware, Section 3.1 of the Amended and Restated Bylaws of the Corporation and resolutions of the Board of Directors adopted at a meeting duly convened and held on November 14, 2014:

1.	On November 14, 2014, the Board of Directors adopted the following resolution authorizing the Committee to act on behalf of the Board of Directors in connection with the issuance of a new series of Preferred Stock:

“RESOLVED, that the Board hereby establishes a committee (the “Pricing Committee”), consisting of Gary K. Bettin and Michael J. Loughlin, with George L. Ball and John F. Luikart each serving as an alternate member to replace any absent or disqualified member, which Pricing Committee shall, acting unanimously, have the authority (i) to authorize and determine the number of shares of the Corporation that the Corporation shall issue and sell pursuant to the Underwriting Agreement; (ii) to determine the annual cash dividend rate and the other powers, designations, preferences, qualifications, limitations, and restrictions of such shares; (iii) to declare all or a portion of the proceeds from the sale of such shares to be part of the capital of the Corporation; and (iv) to make such other authorizations and determinations as shall be necessary or convenient in connection with the exercise of the foregoing authority.”

2.	On , , the Committee, pursuant to the authority conferred upon it by Section 141(c) of the General Corporation Law of the State of Delaware, Section 3.1 of the Amended and Restated Bylaws of the Corporation and resolutions of the Board of Directors adopted on November 14, 2014, duly adopted the following resolution:

“RESOLVED, that pursuant to a resolution of the Board of Directors (the “Board of Directors”) of Wells Fargo Real Estate Investment Corporation (the “Corporation”) adopted on November 14, 2014, the issuance of a series of Preferred Stock of the Corporation is hereby authorized, and the designation, voting powers, preferences and relative, participating, option and other special rights, and qualifications, limitations and restrictions thereof of the shares of such series, in addition to those set in the certificate of incorporation of the Corporation, are hereby fixed as follows:

Section 1. Designation. The distinctive serial designation of such series is “    % Cumulative Perpetual Series A Preferred Stock, Liquidation Preference $25 per share (the “Series A Preferred Stock”).

Section 2. Number of Shares. The number of shares of Series A shall be                 . Such number may from time to time be increased (but not in excess of the total number of authorized shares of Preferred Stock) or decreased (but not below the number of shares of Series A Preferred Stock then outstanding) by the Board of Directors. Shares of the Series A Preferred Stock that are redeemed, purchased or otherwise acquired by the Corporation shall be cancelled and shall revert to authorized but unissued shares of Preferred Stock undesignated as to series.

Section 3. Defined Terms. Capitalized terms used herein which are defined in the Amended and Restated Certificate of Incorporation of Wells Fargo Real Estate Investment Corporation (the “Amended and Restated Certificate of Incorporation”) shall have the meanings set forth in the Amended and Restated Certificate of Incorporation, unless otherwise defined herein. As used herein the following terms have the meanings specified below:

“Affiliate” of any specified Person shall mean (i) any other Person that directly or indirectly, is in Control of, is controlled by or is under common Control with such specified Person, or (ii) any other Person who is a director or executive officer (A) of such specified Person, (B) of any subsidiary of such specified Person, or (C) of any Person described in clause (i) above.

“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions located in Minneapolis, Minnesota, New York, New York or San Francisco, California generally are required by law or other governmental actions to close.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Control” means the power, direct or indirect, to direct or cause the direction of the management and policies of any Person whether by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Depositary Company” shall have the meaning set forth in Section 7(b).

“Dividend Payment Date” shall have the meaning set forth in Section 4(a).

“Dividend Record Date” shall have the meaning set forth in Section 4(a).

“FFO” means funds from operations and is equal to net income (computed in accordance with GAAP), excluding gains (or losses) from sales of property.

“GAAP” means United States generally accepted accounting principles.

“Indebtedness” means all indebtedness for borrowed money and any guarantees of indebtedness for borrowed money (which does not include any pledges of the Corporation’s assets on behalf of Wells Fargo Bank or one of the Corporation’s other Affiliates).

“Independent Director” means a director determined by the Board of Directors to be independent within the meaning of Rule 10A-3 of the Securities Exchange Act of 1934, as amended, or any members of the Board of Directors elected by holders of Preferred Stock.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“Investment Company Act Event” means the Corporation’s determination, based on the Corporation’s receipt of an opinion of counsel, rendered by a law firm experienced in such matters, in form and substance satisfactory to the Corporation, which states that there is a significant risk that the Corporation is or will be considered an “investment company” that is required to be registered under the Investment Company Act, as a result of the occurrence of a change in law or regulation or a written change in interpretation or application of law or regulation, by any legislative body, court, governmental agency, or regulatory authority.

“Junior Stock” means the Common Stock and all other classes and series of capital stock of the Corporation which rank below the Series A Preferred Stock as to dividend rights and rights upon liquidation, winding up, or dissolution.

“Parity Stock” means any outstanding class or series of Preferred Stock ranking, in accordance to its terms, as to dividends and upon voluntary or involuntary liquidation, dissolution or winding up of affairs of the Corporation on parity with the Series A Preferred Stock, including the Series B Preferred Stock.

“Performing Assets” means assets other than nonaccrual loans and foreclosed assets.

“Permitted Indebtedness” means Indebtedness incurred by the Corporation in an aggregate amount not to exceed 20% of the Corporation’s stockholders’ equity as determined in accordance with GAAP.

“Person” means an individual, corporation, partnership, estate, trust (including a trust qualified under Section 401(a) or 501(c)(17) of the Code), a portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock company or other entity or any government or agency or political subdivision thereof and also includes a group as that term is used for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended; provided, however, that it does not include an underwriter which participates in a public offering of the Series A Preferred Stock for a period of 25 days following the purchase by such underwriter of such securities.

“Pro Forma FFO Test” shall have the meaning set forth in Section 9(b).

“Pro Forma Unpaid Principal Balance Test” shall have the meaning set forth in Section 9(b).

“Quarterly Dividend Period” means the period from the date of original issue of the Series A Preferred Stock to and including the first Dividend Payment Date and each subsequent quarter of a calendar year.

“Redemption Date” shall mean the date established by the Board of Directors for the redemption of the Series A Preferred Stock.

“Redemption Price” shall mean $25 per share, plus an amount equal to the sum of (i) any authorized, declared, but unpaid dividends, and (ii) any accumulated but unpaid dividends (including, in each case, dividends accrued on any unpaid dividends), plus accrued interest, if any, on the aggregate amount payable from the last Dividend Payment Date to the Redemption Date.

“Regulatory Event” means the Corporation’s reasonable determination, as evidenced by a certificate of a senior executive officer of the Corporation, that the Series A Preferred Stock remaining outstanding would (x) not be consistent with any applicable law or regulation or (y) have a material adverse effect on either the Corporation or any of Wells Fargo or Wells Fargo Bank (or any of their respective successors), in each case, as a result of a change in law or regulation or a written change in interpretation or application of law or regulation, by any legislative body, court, governmental agency, or regulatory authority occurring on or after the date of original issue of the Series A Preferred Stock, such change in law being reflected in an opinion of counsel, in form and substance satisfactory to the Corporation.

“REIT” means a real estate investment trust within the meaning of the Code.

“Senior executive officer of the Corporation” means the President, any Senior Executive Vice President, any Executive Vice President or any Senior Vice President of the Corporation.

“Series A Certificate” means this Certificate of Designations, Preferences and Rights of     % Cumulative Perpetual Series A Preferred Stock.

“Series B Preferred Stock” means the $85 Annual Dividend Per Share Cumulative Perpetual Series B Preferred Stock (Liquidation Preference $1,000 per share) having the powers, preferences and rights and qualifications, limitations and restrictions set forth in Exhibit A to the Amended and Restated Certificate of Incorporation.

“Tax Event” means the Corporation’s determination, based on the Corporation’s receipt of an opinion of counsel, rendered by a law firm experienced in such matters, in form and substance satisfactory to the Corporation, which states that there is a significant risk that dividends paid or to be paid by the Corporation with respect to its capital stock are not or will not be fully deductible by the Corporation for U.S. federal income tax purposes or that the Corporation is or will be subject to additional taxes, duties, or other governmental charges, determined by reference to the effect on the tax liability of any consolidated, combined, unitary or similar tax group of which the Corporation is a part, in an amount the Corporation reasonably determines to be significant as a result of:

(x)	any amendment to, clarification of, or change in the laws, treaties, or related regulations of the United States or any of its political subdivisions or their taxing authorities affecting taxation; or

(y)	any judicial decision, official administrative pronouncement, published or private ruling, technical advice memorandum, Chief Counsel Advice, as such term is defined in the Code, regulatory procedure, notice, or official announcement, which shall be referred to collectively as “Administrative Actions”;

which amendment, clarification, or change, or such official pronouncement or decision, is announced, on or after the date of original issue of the Series A Preferred Stock.

“Wells Fargo” means Wells Fargo & Company, a corporation organized under the laws of the State of Delaware, or its successor and assigns.

“Wells Fargo Bank” means Wells Fargo Bank, National Association, a national banking association, or its successors and assigns.

“Wachovia Funding” means Wachovia Preferred Funding Corp., a corporation organized under the laws of the State of Delaware, or its successors and assigns.

Section 4. Dividends. (a) Holders of the then outstanding shares of Series A Preferred Stock shall be entitled to receive, if, when, and as authorized and declared by the Board of Directors out of the legally available funds, cumulative cash dividends at the annual rate of     % on the liquidation preference of $25 per share. Dividends on the Series A Preferred Stock are payable, if authorized and declared, quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing on                     , 2015 (each a

“Dividend Payment Date”). If any such day is not a Business Day, dividends shall be payable on the next Business Day as if it were paid on the scheduled Dividend Payment Date and no additional dividends shall accrue on the dividend, unless the next Business Day falls in a different calendar year, in which case the dividend shall be paid on the preceding Business Day. Quarterly Dividend Periods, other than the first such Quarterly Dividend Period, commence on the day following the immediately preceding Dividend Payment Date, and end on and include the Dividend Payment Date. The first Quarterly Dividend Period commences on the date of original issue, and ends on and includes the first scheduled Dividend Payment Date. The record date for the payment of dividends, if declared, is the fifteenth day of the month in which the relevant dividend payment is scheduled to occur, or, if any such day is not a Business Day, the next day that is a Business Day (each such date, a “Dividend Record Date”). Dividends payable on the Series A Preferred Stock shall be computed on the basis of a 360-day year consisting of twelve equal 30-day months.

(b) The right of holders of Series A preferred stock to receive dividends shall be cumulative. Dividends on the Series A Preferred Stock shall accrue from, and including, the date of original issue. If for any reason the Board of Directors does not declare a dividend on the Series A Preferred Stock for a particular Quarterly Dividend Period, or if the Board of Directors declares less than a full dividend, the Corporation shall remain obligated to pay the unpaid portion of the dividend for such Quarterly Dividend Period. After the relevant Quarterly Dividend Period, any accumulated but unpaid dividends for such period shall compound on each subsequent Dividend Payment Date. If a dividend is paid on any date other than a regularly scheduled Dividend Payment Date, holders shall be entitled to accrued interest on the accumulated but unpaid dividends as of the most recent regularly scheduled Dividend Payment Date for the period from such date to the date of payment. Holders of the Series A Preferred Stock shall not be entitled to any dividend, whether payable in cash, property or stock, in excess of the full cumulative dividends (plus accrued interest thereon, if any) on the Series A Preferred Stock to which holders of the Series A Preferred Stock are entitled. Any dividend payment made on shares of the Series A Preferred Stock shall first be credited against the earliest accumulated but unpaid dividends due with respect to such shares that remain payable.

(c) If full dividends on the Series A Preferred Stock for any Quarterly Dividend Period have not been declared and paid, or a sum sufficient for such payment has not been set apart for such payment, no dividends shall be declared or paid or set aside for payment and no other distribution shall be declared or made or set aside for payment upon shares of Junior Stock, nor shall any shares of Junior Stock be redeemed, purchased, or otherwise acquired for any consideration, nor shall any monies be paid to or made available for a sinking fund for the redemption of any such stock by the Corporation, except by conversion into or exchange for other Junior Stock, until such time as dividends, on all outstanding Series A Preferred Stock have been declared and paid in full, including (i) any authorized, declared but unpaid dividends and (ii) any accumulated but unpaid dividends (including, in each case, dividends accrued on any unpaid dividends), plus accrued interest, if any, on the aggregate amount payable from the last Dividend Payment Date to the date of payment.

As used in the preceding paragraph, the term “dividend” does not include dividends payable on Junior Stock solely in shares of Junior Stock or in options, warrants or rights to holders of Junior Stock to subscribe for or purchase any Junior Stock.

(a) When dividends are not paid in full on, or a sum sufficient for such full payment is not set apart for, the Series A Preferred Stock and any Parity Stock, any funds that are legally available to pay such amounts shall be declared pro rata to the Series A Preferred Stock and any outstanding Parity Stock so that the amount of dividends declared per each share of Series A Preferred Stock and per each share of such other Parity Stock shall in all cases bear to each other the same ratio that (i) the sum of (A) any authorized, declared but unpaid dividends and (B) any accumulated but unpaid dividends (including, in each case, dividends accrued on any unpaid dividends), plus accrued interest, if any, on the aggregate amount payable from the last Dividend Payment Date on the Series A Preferred Stock , and (ii) full dividends including required or permitted accumulations, if any, on each share of such Parity Stock, bear to each other.

Section 5. Liquidation Preference. (a) In the event of any voluntary or involuntary liquidation, dissolution and winding up of the Corporation, the holders of Series A Preferred Stock outstanding at the time shall be entitled to receive liquidating distributions in the amount of $25 per share, plus an amount equal to the sum of (i) any authorized, declared but unpaid dividends and (ii) any accumulated but unpaid dividends (including, in each case, dividends accrued on any unpaid dividends), plus accrued interest, if any, on the aggregate amount payable from the last Dividend Payment Date to the date of the liquidation payment for distribution to stockholders, before any distribution of assets is made to holders of Junior Stock and subject to the rights of the holders of any class or series of capital stock ranking senior to the Series A Preferred Stock as to rights upon liquidation and subject to the rights of general creditors.

(b) After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A Preferred Stock shall have no right or claim to any of the Corporation’s remaining assets.

(c) In the event that, upon any voluntary or involuntary liquidation, dissolution and winding up of the Corporation, the available assets are insufficient to pay the full amount of the liquidation distributions on all outstanding Series A Preferred Stock and the corresponding amounts payable on any other Parity Stock, then the holders of the Series A Preferred Stock and any other Parity Stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled before any distribution of assets is made to holders of Junior Stock.

(d) The consolidation or merger of the Corporation with or into any other entity, the consolidation or merger of any other entity with or into the Corporation, or the sale of all or substantially all of the property or business of the Corporation, shall not be deemed to constitute the Corporation’s dissolution, liquidation or winding up.

Section 6. Voting Rights. (a) The holders of the Series A Preferred Stock shall not have any voting rights, including the right to elect directors, other than those required by applicable Delaware law, the rules of any securities exchange or quotation system on which the Series A Preferred Stock is listed, traded or quoted, and as specifically set forth below.

(b) If the Corporation fails to pay, or declare and set aside for payment, full dividends on the Series A Preferred Stock after issuance or on any other class or series of Preferred Stock having similar voting rights for six Quarterly Dividend Periods or their equivalent, the authorized number of the Corporation’s directors shall be increased by two at the next annual meeting of the Corporation’s stockholders. Subject to compliance with any requirement for regulatory approval of, or non-objection to, persons serving as directors, the holders of Series A Preferred Stock, voting together as a single and separate class with the holders of any other Parity Stock upon which the same voting rights as those of the Series A Preferred Stock have been conferred, shall have the right to elect two directors in addition to the directors then in office at the Corporation’s next annual meeting of stockholders by a plurality of the votes cast. The right to elect such additional directors shall continue as set forth herein at each subsequent annual meeting until such time as dividends on all outstanding Series A Preferred Stock have been (i) declared and paid for three consecutive Quarterly Dividend Periods, and (ii) declared and paid or declared and a sum sufficient for such payment has been set apart for payment for the fourth consecutive Quarterly Dividend Period. Upon payment, or such declaration and setting aside for payment, in full, the terms of the directors so elected shall terminate forthwith and the total number of directors shall be decreased by two, and such voting rights of the Series A Preferred Stock and any Parity Stock shall cease, subject to increase in the number of directors as set forth above and to revesting of such voting rights in the event of each and every additional failure in the payment of dividends in an amount equal to six Quarterly Dividend Periods or their equivalent. Any such additional director elected by the holders of Series A Preferred Stock may only be removed by the vote of a majority of the holders of record of the then outstanding Series A Preferred Stock and the holders of any Parity Stock having the same voting rights and entitled to vote, voting together as a single and separate class with the holders of any Parity Stock having the same voting rights as those of the Series A Preferred Stock at a meeting of the Corporation’s stockholders called for that purpose. For so long as the right provided by this Section 6(b) to elect additional directors is effective, (i) any vacancy created by the removal of any such director may be filled only by the vote of the holders of the outstanding Series A Preferred Stock and the holders of any Parity Stock entitled to vote, voting together as a single and separate class with the holders of any Parity Stock having the same voting rights as those of the Series A Preferred Stock at the same meeting at which such removal is considered by a plurality of the votes cast, and (ii) any other vacancy in the office of any such director as a result of the director’s death or resignation or for any other reason may be filled by an instrument in writing signed by any such remaining director and filed with the Corporation.

(c) For so long as any Series A Preferred Stock is outstanding, the Corporation shall not, without the consent or vote of the holders of at least two-thirds of the then outstanding Series A Preferred Stock, voting as a separate class, (i) amend, alter or repeal or otherwise change any provision of the Amended and Restated Certificate of Incorporation or this Series A Certificate if such amendment, alteration, repeal or change would materially and adversely affect the preferences, conversion, or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption of the Series A Preferred Stock, (ii) authorize, create, or increase the authorized amount of or issue any class or series of any of the Corporation’s capital stock, or any warrants, options, or other rights exercisable for or convertible or exchangeable into any class or series of any of the Corporation’s capital stock, ranking senior to the Series A Preferred Stock, either as to dividend rights or rights on the Corporation’s liquidation, dissolution, or winding up, with such action also requiring the consent or vote of the holders of at least two-thirds of any then outstanding series of Parity Stock, each such series voting as a separate class, (iii) effect the consolidation, conversion, or merger of the Corporation with or into, or enter into a share exchange with, another entity except that the Corporation may consolidate or merge with or into, or enter into a share exchange with, another entity if: (a) such entity is an Affiliate of Wells Fargo; (b) such entity is a corporation, business trust, limited liability company or other entity organized under the laws of the United States or a political subdivision of the United States that is not regulated as an investment company under the Investment Company Act and that, according to an opinion of counsel rendered by a firm experienced in such matters, is a REIT for United States Federal income tax purposes; (c) such other entity expressly assumes all obligations and commitments of the Corporation pursuant to such consolidation, merger, or share exchange; (d) to the extent the Corporation is not the surviving entity of such a transaction, the outstanding Series A Preferred Stock is exchanged for or converted into securities of the surviving entity having preferences, limitations, and relative voting and other rights substantially identical to those of the Series A Preferred Stock, including limitations on personal liability of the shareholders; (e) any such consolidation, conversion, or merger or share exchange is tax-free to the holders of the Series A Preferred Stock; (f) after giving effect to such merger, consolidation, or share exchange, no breach, or event which, with the giving of notice or passage of time or both, could become a breach by the Corporation of obligations under the Amended and Restated Certificate of Incorporation, shall have occurred and be continuing; and (g) the Corporation shall have received written notice from each of the rating agencies then rating the Series A Preferred Stock, and delivered a copy of such written notice to the transfer agent, confirming that such merger, consolidation, or share exchange will not result in a reduction of the rating assigned by any of such rating agencies to the Series A Preferred Stock or the preferred interests of any surviving corporation, trust, or entity issued in replacement of the Series A Preferred Stock. For purposes of this Section 6(c) the creation or issuance of Parity Stock or Junior Stock, or amendment of the Amended and Restated Certificate of Incorporation that increases the number of authorized Series A Preferred Stock, Junior Stock or Parity Stock, shall not be deemed to materially and adversely affect the preferences, conversion, or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption of the Series A Preferred Stock and shall not require a vote of the holders of Series A Preferred Stock.

As a condition to effecting any merger, consolidation, or share exchange described above, the Corporation shall mail to the holders of record of the Series A Preferred Stock a notice of such merger, consolidation or share exchange. The notice shall be mailed at least 15 days prior to such transaction becoming effective and shall contain a description of such transaction together with a certificate of an executive officer of the Corporation stating that such transaction complies with the requirements set forth in the Amended and Restated Certificate of Incorporation and that all conditions precedent provided therein relating to such transaction have been fulfilled. Simultaneously with providing notice, the Corporation shall publish the information contained in such notice on the website of the Corporation or Wells Fargo or through such other public medium as the Corporation may use at that time.

(d) For so long as the Series A Preferred Stock is outstanding, except with the consent or affirmative vote of the holders of at least two-thirds of the outstanding Series A Preferred Stock, voting as a separate class, the Corporation shall not (i) issue any additional Common Stock to any person, other than to Wells Fargo, Wells Fargo Bank, Wachovia Funding or any other entity that is an Affiliate of Wells Fargo, (ii) incur Indebtedness other than Permitted Indebtedness, (iii) pay dividends on the Corporation’s Common Stock or other Junior

Stock unless the Corporation’s FFO for the four full prior fiscal quarters equals or exceeds 150% of the amount that would be required to pay full annual dividends on the Series A Preferred Stock, as well as any other Parity Stock then outstanding, except as may be necessary to maintain the Corporation’s status as a REIT, (iv) make any payment of interest or principal with respect to the Corporation’s Indebtedness to Wells Fargo Bank or any of the Corporation’s other Affiliates unless the Corporation’s FFO for the four full prior fiscal quarters equals or exceeds 150% of the amount that would be required to pay full annual dividends on the Series A Preferred Stock, as well as any other Parity Stock then outstanding, except as may be necessary to maintain the Corporation’s status as a REIT, and (v) fail to make investments of the proceeds of the Corporation’s assets in other interest-earning assets such that the Corporation’s FFO over any period of four full fiscal quarters will be anticipated to equal or exceed 150% of the amount that would be required to pay full annual dividends on the Series A Preferred Stock, as well as any other Parity Stock then outstanding, except as may be necessary to maintain the Corporation’s status as a REIT.

(e) The rules and procedures for calling and conducting any meeting of the holders of Series A Preferred Stock (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Board of Directors, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Amended and Restated Certificate of Incorporation, the Bylaws, applicable law and the applicable requirements of any securities exchange or quotation system on which the Series A Preferred Stock is listed, traded or quoted.

Section 7. Redemption. (a) Except upon the occurrence of a Tax Event, a Regulatory Event or an Investment Company Act Event, the Series A Preferred Stock is not redeemable prior to                     , 2019. On or after                     , 2019, the Corporation, at the option of the Board of Directors, may redeem the outstanding shares of Series A Preferred Stock for cash, in whole or in part, at any time or from time to time, upon notice given as provided in Subsection (c) below, at the Redemption Price. On and after                     , 2019, the Corporation’s Board of Directors may determine that it should redeem any or all of the outstanding Series A Preferred Stock. In that event, the Series A Preferred Stock to be redeemed shall be determined by lot, pro rata, or by such other method as the Board of Directors in its sole discretion determines to be equitable. The method selected by the Board of Directors must satisfy the applicable requirements of any securities exchange or quotation system on which the Series A Preferred Stock is listed, traded or quoted.

(b) Prior to                     , 2019, within 90 days of the occurrence of a Tax Event, a Regulatory Event or an Investment Company Act Event, the Corporation, at the option of the Board of Directors, may provide notice of the Corporation’s intent to redeem, and to subsequently redeem, the outstanding Series A Preferred Stock for cash, in whole, but not in part, at the Redemption Price.

(c) Not more than 60 days and not less than 30 days prior to the Redemption Date, notice of the proposed redemption shall be mailed to the holders of record of the Series A Preferred Stock to be redeemed, such notice to be addressed to each such stockholder at his last known address shown on the records of the Corporation, and the time of mailing such notice shall be deemed to be the time of the giving thereof. Simultaneously with providing notice, the Corporation shall publish the information contained in such notice on the website of the Corporation or Wells Fargo or through such other public medium as the Corporation may use at that time. On or after the Redemption Date, the Series A Preferred Stock called for redemption shall automatically, and without further action on the part of the holder thereof, be deemed to have been redeemed and the former holder thereof shall thereupon only be entitled to receive payment of the Redemption Price. If such notice of redemption shall have been given as aforesaid, and if on or before the Redemption Date the funds necessary for the redemption shall have been set aside so as to be available therefore, then the dividends thereon shall cease to accrue after the Redemption Date and all rights with respect to the Series A Preferred Stock so called for redemption shall forthwith after such Redemption Date cease, except the right of the holders to receive the Redemption Price, without interest. If such notice of redemption of all or any part of the Series A Preferred Stock shall have been mailed as aforesaid and the Corporation shall thereafter deposit money for the payment of the Redemption Price pursuant thereto with any bank or trust company (the “Depositary Company”), including any Affiliate of the Corporation, selected by the Board of Directors for that purpose, to be applied to such redemption, then from and after the making of such deposit, such Series A Preferred Stock shall not be deemed to be outstanding for any purpose, and the rights of the holders thereof shall be limited to the rights to receive payment of the Redemption Price, without interest but including any declared, but unpaid, dividends to the Redemption Date, from the Depositary Company, if applicable, upon endorsement, if required, and surrender of the certificates therefore. The Corporation shall be entitled to receive, from time to time, from the Depositary Company, the interest, if any, allowed on such moneys deposited with it, and the holders of any Series A Preferred Stock so redeemed shall have no claim to any such interest. Any moneys so deposited and remaining unclaimed at the end of three years from the Redemption Date shall, if thereafter requested by resolution of the Board of Directors, be repaid to the Corporation, and in the event of such repayment to the Corporation, such holders of record of the Series A Preferred Stock so redeemed which shall not have made claim against such moneys prior to such repayment to the Corporation shall be deemed to be unsecured creditors of the Corporation for an amount equivalent to the amount deposited as stated above for the redemption of the Series A Preferred Stock and so repaid to the Corporation, but shall in no event be entitled to any interest.

(d) Subject to the provisions hereof, the Board of Directors shall have authority to prescribe from time to time the manner in which the Series A Preferred Stock shall be redeemed.

(e) Nothing contained herein shall limit any legal right of the Corporation to purchase any shares of the Series A Preferred Stock.

Section 8. Preemption and Conversion. The holders of the Series A Preferred Stock shall not have any preemptive rights or rights to convert such Series A Preferred Stock into shares of any other class of capital stock of the Corporation.

Section 9. Ranking.

(a) The Series A Preferred Stock shall rank equal to the Corporation’s outstanding Series B Preferred Stock and any other series of Parity Stock and senior to the Corporation’s Common Stock and any other Junior Stock with respect to the payment of dividends and upon voluntary or involuntary liquidation, distribution or winding up of the Corporation.

(b) Notwithstanding anything set forth in the Amended and Restated Certificate of Incorporation or this Series A Certificate to the contrary, the Board of Directors may authorize and issue additional shares of Junior Stock or Parity Stock, in each case, without the consent of the holders of the Series A Preferred Stock; provided that, with respect to the issuance of additional Parity Stock, (A) after giving effect to such issuance, the Corporation’s aggregate pro forma FFO for the aggregate four fiscal quarters beginning with the fiscal quarter in which such Parity Stock is proposed to be issued equals or exceeds 150% of the amount that would be required to pay full annual dividends on all Series A Preferred Stock then outstanding, any Parity Stock then outstanding and any such additional Parity Stock that the Corporation proposes to issue (the “Pro Forma FFO Test”) (calculated assuming that such proposed Parity Stock is issued and that, if outstanding or proposed new Parity Stock bears dividends based on a floating rate, the applicable dividend rate will not change during such four fiscal quarters from the rate in effect on the applicable date of determination) and (B) after giving effect to such issuance, the pro forma unpaid principal balance of our total unpledged, Performing Assets will equal or exceed three times the sum of the aggregate liquidation preference of the Series A Preferred Stock then outstanding, any Parity Stock then outstanding and any such additional proposed Parity Stock (the “Pro Forma Unpaid Principal Balance Test”). For the purposes of determining whether the Pro Forma FFO Test has been met, pro forma FFO shall be calculated in a reasonable manner and consistent with past practice, and unless the Corporation reasonably determines otherwise, shall include the following assumptions for the applicable prospective period: (1) non-interest expenses shall remain substantially consistent with historical performance over the prior four quarters; (2) provision for credit losses shall remain substantially consistent with historical performance over the prior four quarters; and (3) yield on assets, accounting for portfolio mix, shall remain substantially consistent with historical performance over the prior four quarters, in each case, as adjusted to reflect any new assets to be contributed to or acquired by us, as applicable. Prior to the issuance of any Parity Stock, a senior executive officer of the Corporation shall certify that each of the Pro Forma FFO Test and the Pro Forma Unpaid Principal Balance Test has been satisfied.

(c) So long as any Series A Preferred Stock remains outstanding, the Corporation may not, without the consent or approval of the holders of at least two-thirds of the outstanding Series A Preferred Stock and any series of Parity Stock then outstanding, each such series voting as a separate class, issue any class or series of capital stock ranking senior to the Series A Preferred Stock as to dividends and upon voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

Section 10. Independent Directors. (a) For so long as any Series A Preferred Stock remains outstanding, except with the approval of a majority of the Independent Directors then in office, the Corporation shall not (1) issue any additional Parity Stock; (2) approve (i) the form of loan participation and servicing agreements, (ii) any material amendment or modification thereto or (iii) the termination or election not to renew any material loan participation and servicing agreements; (3) approve any material amendment to the terms of agreements related to the pledge of the Corporation’s loan assets on behalf of Wells Fargo Bank, including with respect to fees paid under such agreements; (4) determine to revoke the Corporation’s REIT status; or (5) dissolve, liquidate, or terminate prior to                     , 2019.

(b) In assessing the benefits to the Corporation of any proposed action requiring the consent of the Independent Directors, the Independent Directors shall take into account the interests of holders of both Common Stock and the Preferred Stock, including holders of the Series A Preferred Stock. In connection with any proposed action requiring their consent, the Independent Directors owe the same duties to the holders of Preferred Stock, including the holders of the Series A Preferred Stock, as they owe to the holders of Common Stock.

Section 11. Repurchase. Subject to the limitations imposed in this Series A Certificate, the Corporation may purchase and sell Series A Preferred Stock from time to time to such extent, in such manner, and upon such terms as the Board of Directors may determine; provided, however, that the Corporation shall not use any of its funds for any such purchase when there are reasonable grounds to believe that the Corporation is, or by such purchase would be, rendered insolvent.

Section 12. Pledge of Assets on Behalf of Bank. The Corporation may pledge its loan assets in an aggregate amount not exceeding 80% of the Corporation’s total assets at any time as collateral on behalf of Wells Fargo Bank for Wells Fargo Bank’s access to secured borrowing facilities through Federal Home Loan Banks and Federal Reserve Banks; provided, that after giving effect to any and all such pledges of loan assets, the unpaid principal balance of the Corporation’s total unpledged, Performing Assets (which, for the avoidance of doubt, shall not be pledged in respect of any other Indebtedness the Corporation incurs or otherwise) will equal or exceed three times the sum of the aggregate liquidation preference of the Series A Preferred Stock then outstanding plus any other Parity Stock then outstanding.

Section 13. Reacquired Shares. Shares of Series A Preferred Stock which have been issued and redeemed or otherwise purchased or acquired by the Corporation shall be restored to the status of authorized but unissued shares of Preferred Stock without designation as to series.

Section 14. Sinking Fund. Shares of Series A Preferred Stock are not subject to the operation of a sinking fund.

IN WITNESS WHEREOF, Wells Fargo Real Estate Investment Corporation has caused this certificate to be signed by             , its             , and attested             , its             , this              day of             , 2014.

WELLS FARGO REAL ESTATE INVESTMENT CORPORATION

By:	/s/
Name:
Title:

ATTEST:

WELLS FARGO REAL ESTATE INVESTMENT CORPORATION

By:	/s/
Name:
Title:

13